Crest Capital LLC

STATEMENT OF OPERATIONS

For the period December 15, 2014 through December 31, 2015

REVENUES	
Transaction fees and consulting services	$ -
EXPENSES	
Occupancy	13,742
General and administrative	24,930
TOTAL EXPENSES	38,672
NET INCOME (LOSS)	$ (38,672)

See accompanying notes to financial statements.